Exhibit 99.1

BONA FILM GROUP LIMITED ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

BEIJING, December 15, 2015 — Bona Film Group Limited (“Bona” or the “Company”) (NASDAQ: BONA), a leading film distributor and vertically integrated film company in China, today announced that it has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Mountain Tiger International Limited (“Parent”) and Mountain Tiger Limited (“Merger Sub”), a wholly-owned subsidiary of Parent.

Pursuant to the Merger Agreement, Parent will acquire the Company for a cash consideration equal to US$27.40 per ordinary share of the Company (each, a “Share”) or US$13.70 per American depositary share of the Company, on the basis that two American depositary shares shall represent one Share (each, an “ADS”), in a transaction implying Company’s enterprise value at approximately US$1,001.3 million, based on the total Shares issued and outstanding (including Shares represented by ADSs) on a fully diluted basis. This amount represents a premium of 6.5% over the Company’s closing price of US$12.86 per ADS on June 11, 2015, the last trading day prior to June 12, 2015, the date that the Company announced it had received a “going-private” proposal, and a premium of 28.7% to the volume-weighted average closing price of the Company’s ADSs during the 60 trading days prior to June 12, 2015.

Immediately following the consummation of the merger, Parent will be beneficially owned by:

(1)	New investors, which include affiliates of, or funds managed by, (i) Uranus Connection Limited, (ii) Alibaba Pictures Group Limited, an affiliate of Alibaba, (iii) Willow Investment Limited, an affiliate of Tencent and (iv) All Gain Ventures Limited (together, the “Investors”),

(2)	Mr. Dong Yu, founder, chief executive officer and chairman of the board of directors of the Company (together with Skillgreat Limited and Vantage Global Holdings Ltd., both controlled by him, “Mr. Yu”),

(3)	Fosun International Limited and its affiliated entity (“Fosun”), Sequoia Capital China I, L.P. and its affiliated funds (“Sequoia”) and SAIF Partners IV L.P. (“SAIF”, and together with Mr. Yu, Fosun, Sequoia, SAIF and the Investors, the “Buyer Group”), each of which will roll over their Shares in the Company in connection with the merger.

As of the date of the Merger Agreement, Mr. Yu, Fosun, Sequoia and SAIF (together, the “Rollover Securityholders”) beneficially own, in the aggregate, approximately 62.8% of the outstanding Shares of the Company.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent, and each of the Shares (including Shares represented by ADSs) issued and outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist in exchange for the right to receive US$27.40 per Share or US$13.70 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) Shares held by Rollover Securityholders, (ii) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any) and any Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company share awards or by any direct or indirect wholly owned subsidiary of Parent, Merger Sub or the Company, and (iii) Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Shares will be cancelled at the effective time of the merger for the right to receive the appraised value of such Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee formed by the board of directors (the “Independent Committee”), approved the Merger Agreement, and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the merger. The Independent Committee, which is composed solely of independent directors of the Company who are unaffiliated with Parent, Merger Sub or any member of the Buyer Group or management of the Company, exclusively negotiated the terms of the Merger Agreement with the Buyer Group with the assistance of its independent financial and legal advisors.

The merger which is currently expected to close during the second quarter of 2016, is subject to various closing conditions, including a condition that the Merger Agreement be authorized and approved by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of the Company’s shareholders.

Pursuant to a support agreement entered among Rollover Securityholders and Parent, the Rollover Securityholders have agreed to vote all the Shares and ADSs beneficially owned by them in favor of the authorization and approval of the Merger Agreement and the merger. If completed, the merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on The NASDAQ Select Global Market.

The Buyer Group intends to fund the merger through a combination of rollover financing from the Rollover Securityholders of 23,154,925.5 Shares (on a fully diluted basis), having an aggregate value of approximately US$634,444,959 and equity financing provided by the Investors and Mr. Yu in an aggregate amount equal to approximately US$365,976,731 pursuant to equity commitment letters issued by the Investors and Mr. Yu.

The Company will prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a Schedule 13E-3 transaction statement, which will include a proxy statement of the Company. The Schedule 13E-3 will include a description of the Merger Agreement and contain other important information about the merger, the Company and the other participants in the merger.

Barclays Bank PLC is serving as the financial advisor to the Independent Committee, Shearman & Sterling LLP is serving as U.S. legal counsel to the Independent Committee, and Maples and Calder is serving as Cayman Islands legal counsel to the Independent Committee. Simpson Thacher & Bartlett LLP is serving as U.S. legal counsel to Bona. Davis Polk & Wardwell is serving as legal counsel to Barclays Bank PLC.

CITIC Securities Co., Ltd. is serving as the financial advisor to the Buyer Group, Kirkland & Ellis is serving as U.S. legal counsel to the Buyer Group, and Conyers Dill & Pearman is serving as Cayman Islands legal counsel to the Buyer Group.

Additional Information about the Merger

In connection with the proposed merger, the Company will prepare and mail a proxy statement that will include a copy of the Merger Agreement to its shareholders. In addition, certain participants in the proposed merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement that will include the Company’s proxy statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

18/F, Tower 1,

U-town Office Building,

No. 1 San Feng Bei Li,

Chaoyang District, Beijing 100020,

People’s Republic of China

+86-10-5631-0700-398

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from its shareholders with respect to the proposed merger. Information regarding the persons or entities who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the proposed merger when it is filed with the SEC. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other materials that may be filed or furnished with the SEC should the proposed merger proceed.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates thirty movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

To be added to Bona’s email list to receive Company news, please send your request to bona@tpg-ir.com.

Safe Harbor and Informational Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the expected timing of the completion of the merger; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com